                                                                 Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    Computation of Ratio of Earnings to
                               Fixed Charges
                                (Unaudited)

(In Thousands)                                      Year Ended December 31,
                                        1993       1992       1991       1990       1989
Earnings available for fixed charges
  Income from continuing operations   $332,522   $328,800   $232,146   $202,180   $226,109
  Less:
     Undistributed earnings and
     losses of less than 50% owned
     affiliates                        (20,232)   (32,526)    (8,890)   (15,468)     5,809
     Capitalized interest of
      nonregulated companies           (25,434)   (66,401)   (36,537)    (8,145)    (5,107)
  Add:
     Fixed charges(1)                  471,278    452,014    454,607    425,177    428,579
     Minority interest                  27,605     17,632      7,210      7,129        335
     Income tax expense                148,104     88,630    105,859     62,739     71,850

       Total                          $933,843   $788,149   $754,395   $673,612   $727,575

Fixed charges
  Interest expense(1)                 $436,211   $430,406   $425,945   $400,548   $405,013
  Rental expense representative of
   interest factor                      35,067     21,608     28,662     24,629     23,566

     Total                            $471,278   $452,014   $454,607   $425,177   $428,579

Ratio of earnings to fixed charges        1.98       1.74       1.66       1.58       1.70

(1) Amounts exclude costs incurred on sales of accounts receivable.
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